John McIlvery Partner
Direct Voice Direct Fax Mobile E-Mail	818.444.4502 818.444.6302 626.705.0758 jmcilvery@stubbsalderton.com

January 14, 2011

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	HemaCare Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed on March 23, 2010
File No.: 000-15223
Schedule 14A
Filed on March 31, 2010
File No.: 000-15223

Ladies and Gentlemen:

On behalf of HemaCare Corporation (the “Company”), we hereby provide the following responses in reply to the Staff’s comment letter, dated December 13, 2010 (the “Comment Letter”). The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each supplemental response set forth below corresponds to the numbering used in the Comment Letter.

Form 10-K filed on March 23, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

1. The Management’s Discussion and Analysis section is one of the most critical aspects of your disclosure. As such, in future filings, please revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable. To assist you in this regard, please refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to

15260 Ventura Boulevard, 20th Floor, Sherman Oaks, California 91403

office > 818.444.4500 fax > 818.444.4520 www.stubbsalderton.com

Securities and Exchange Commission January 14, 2011 Page 2

elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting.

The Company will provide more detailed discussion in MD&A in future filings in response to the Staff’s comments.

Exhibits

2. We note that one customer accounted for 18% of revenues. We also note that you have two material suppliers. Please confirm that you will file as exhibits with your next periodic report any material agreements with these companies.

The Company does not presently operate pursuant to material agreements with the one customer that accounted for 18% of its revenues, or with either of its two material suppliers. The Company does have two written agreements with the significant customer; however, these agreements may be terminated by either the customer or the Company for any reason on 30 days advance notice, in the case of one agreement, and 60 days advance notice, in the case of the other agreement. The Company respectfully asserts that its business is not substantially dependent on its agreements with this customer, and that the agreements do not constitute “material contracts” within the meaning of Rule 601 of Regulation S-K.

The Company presently is negotiating an agreement with one of its two material suppliers; however, this agreement has not yet been entered into and the Company is not purchasing services from this supplier pursuant to any written agreement. If the Company enters into a written agreement with any of its material suppliers, and the agreement constitutes a material contract within the meaning of Rule 601 of Regulation S-K, the Company will file the agreement as an exhibit with its applicable periodic report.

3. We note that Exhibits 10.8, 10.9, 10.12, 10.15, 10.23 are missing exhibits and/or schedules. Please confirm that you will file these exhibits in their entirety with your next periodic report.

The Company will file each of the Exhibits referenced in the Staff’s comment, in their entirety, on Form 8-K no later than the due date of the Company’s next periodic report.

Securities and Exchange Commission January 14, 2011 Page 3

Definitive Proxy Statement Filed on March 31, 2010

Directors and Executive Officers, page 7

4. Please confirm that in future filings you will briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that your directors or nominees should serve on the board in light of the your business and structure, as required by Item 401(e) of Regulation S-K. Please provide us with draft disclosure.

The Company acknowledges the Staff’s comment, and will provide the requested disclosure in future filings. A draft of the disclosure for each of the Company’s current directors is as follows:

“Steven B. Gerber, M.D.: Dr. Gerber, with experience as a practicing physician, health care industry analyst, board member and audit committee chairman, brings a combination of skills to our Board, providing insights into medical technology developments as well as extensive experience in finance and the oversight of the preparation of financial statements and accounting matters.

Julian L. Steffenhagen: Mr. Steffenhagen, with his 13 years of service to the company, has developed a deep institutional knowledge and perspective regarding our strengths, challenges and opportunities. He also provides governance skills and experience gained through his service on the Executive and Technical Oversight Committee of the Coulter Translation Research Partnership at the University of Michigan.

Teresa S. Sligh, M.D.: Dr. Sligh, with experience in medical practice and management of a clinical research consulting company, provides us with insights into emerging medical technologies as well as potential threats to our business.

Terry Van Der Tuuk: Mr. Van Der Tuuk brings entrepreneurial and marketing skills to our Board from his experience building and selling a successful technology company. Additionally, his education and experience qualify him as an “audit committee financial expert” under SEC rules.

Pete van der Wal: Mr. van der Wal brings strong leadership, entrepreneurial, marketing and business development skills to the Board from his experience starting and managing businesses as well as his executive positions with several health care services companies.”

Securities and Exchange Commission January 14, 2011 Page 4

Nominating Procedures and Criteria, page 10

5. Please confirm that in future filings you will provide disclosure as to whether, and if so how, you consider diversity in identifying nominees for director, as required by Item 407(c)(2)(vi) of Regulation S-K. Please provide us draft disclosure.

The Company acknowledges the Staff’s comment, and will provide the requested disclosure in future filings. A draft of the disclosure is as follows:

“In selecting the slate of nominees to be recommended by the Nominating and Corporate Governance Committee to the Board, and in an effort to maintain a proper mix of directors that results in a highly effective governing body, the Nominating and Corporate Governance Committee also considers such factors as the diverse skills and characteristics of all director nominees; the occupational, geographic, gender, race and age diversity of all director nominees; and the particular skills and ability of each nominee to understand financial statements and finance matters generally.”

* * * * *

Enclosed with this response letter is a written statement from the Company providing the acknowledgments requested by the Staff in the Comment Letter.

We hope the above has been responsive to the Staff’s comments. If you have any questions or require any additional information or documents, please telephone me at (818) 444-4502.

Sincerely,

/s/ John J. McIlvery

John J. McIlvery

cc: Peter van der Wal
Lisa Bacerra

January 14, 2011

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	HemaCare Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed on March 23, 2010
File No.: 000-15223
Schedule 14A
Filed on March 31, 2010
File No.: 000-15223

Ladies and Gentlemen:

On behalf of HemaCare Corporation (the “Company”), in my capacity as Chief Financial Officer of the Company, I hereby provide the following acknowledgement in reply to the Staff’s comment letter, dated December 13, 2010 (the “Comment Letter”).

The Company acknowledges that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the above has been responsive to the Staff’s comments.

Very truly yours,

/s/ Lisa Bacerra
Lisa Bacerra
Chief Financial Officer

cc: Peter van der Wal
John McIlvery